

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2023

James Westmoreland
Chief Executive Officer
Daybreak Oil and Gas, Inc.
1414 S. Friendswood Dr., Suite 212
Friendswood, TX 77546

> **Re: Daybreak Oil and Gas, Inc.**
> **Form 10-K for the Fiscal Year ended February 28, 2022**
> **Filed June 15, 2022**
> **Form 10-Q for the Fiscal Quarter ended August 31, 2022**
> **Filed October 28, 2022**
> **File No. 000-50107**

Dear James Westmoreland:

We have reviewed your April 27, 2023, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 28, 2023, letter.

Form 10-K for the Fiscal Year ended February 28, 2022

Properties
Reserves, page 23

1. We understand from your response to prior comment 4 that you do not currently have sufficient funds to meet the needs of the revised development schedule for the fiscal year ended February 28, 2025. However, the definition of reserves in Rule 4-10(a)(26) of Regulation S-X states that there must exist, or there must be a reasonable expectation that there will exist, the financing required to implement the project.

If you believe that you have met this criteria, provide us with your analysis of the additional funds that you may reasonably expect to obtain for each annual period, including those periods in which a shortfall in financing will otherwise occur. This analysis may give consideration to sources of additional funds including but not limited to cash and cash equivalents on hand, undrawn amounts under a line of credit, cash flows from operations including your estimates of future net cash flows available from your forecast of proved reserves over the periods in which you have scheduled development of your proved undeveloped locations, funds from related parties, production payments as described on page 43 of Form 10-K for the year ended February 28, 2022, private placements, debt or equity markets and/or the sale of assets.

If you do not have the funds and are unable to show a basis for having a reasonable expectation of obtaining the funds that would be necessary for these scheduled future investments, you will need to revise your proved reserve estimates to exclude quantities associated with development for which this financing criteria is not satisfied. Refer to Rule 4-10(a)(26) of Regulation S-X and question 131.04 in the Compliance and Disclosure Interpretations ("C&DIs") regarding Oil and Gas Rules.

This concern should also be addressed as it relates to the source of funds required to develop the two proved undeveloped locations acquired from Reabold California, LLC.

Financial Statements
Note 17- Supplemental Information for Crude Oil Producing Activities (Unaudited)
Proved Reserves, page 73

2.   We note that your response to prior comment 5 includes a revised reconciliation of the changes in total proved reserves for the year ended February 28, 2022, and an explanation for revisions in footnote (2) indicating there was a downward revision of 351,988 barrels of oil to remove proved undeveloped reserves that had remained undeveloped for a period greater than five years. However, this figure exceeds the total net quantities of proved undeveloped reserves at the beginning of the fiscal year (339,103 barrels of oil at February 28, 2021), as reported on pages 24 and 74.

Please further revise the reconciliation to resolve this inconsistency and, in addition to the reconciliation for total proved reserves, also provide us with a revised reconciliation of the changes in your proved undeveloped reserves for the year ended February 28, 2022.

Form 10-Q for the Fiscal Quarter ended August 31, 2022
Note 4 - Crude Oil Properties, page 9

3.   We note from your response to prior comment 7 that pre-acquisition estimates of total net proved developed and proved undeveloped reserves and related net present values discounted at 10% as of April 1, 2021 in the Petrotech Resources Company reserves report dated July 13, 2021, also mentioned in the press release dated October 21, 2021, are based on SPE Petroleum Resource Management System ("PRMS") guidelines using

product prices specified by Reabold on April 1, 2022.

Please provide us with your estimates of the net quantities of proved developed and proved undeveloped reserves, and estimates of future net cash flows taking into consideration adjustments for future abandonment costs, covering the interests that you expect to report as acquired from Reabold California, LLC as of May 2022, based on the hydrocarbon price requirements in Rule 4-10(a)(22)(v) of Regulation S-K.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez, Staff Accountant at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact John Hodgin, Petroleum Engineer at (202) 551-3699 if you have questions regarding the comments on the property related disclosures. Please contact Karl Hiller, Branch Chief, at (202) 551-3686, with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation